
05009817

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

SUPPL

July 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 1 8 2005
WASH, D.C. 198 SECTION

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed July 7, 2005 for symbol CU.NV
- Corporation's Form 1, filed July 7, 2005 for symbol CU.X
- Corporation's Form 1, filed July 7, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed July 7, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed July 7, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed July 7, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed July 7, 2005 for symbol CU.PR.B
- Insider Report, filed July 4, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Canadian Utilities Limited
Symbol : CU.NV
Reporting Period: 06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	41,430,293	As at :	06/01/2005

	Effect on Issued & Outstanding Securities
Stock Option Plan	32,850
Other Issuances and Cancellations	-17,400
Issued & Outstanding Closing Balance :	41,445,743

Stock Option Plan

Stock Options Outstanding Opening Balance:	**801,350**	As at :	06/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2005	N		32,850		
Totals		0	32,850	0	0

Stock Options Outstanding Closing Balance:	**768,500**	As at :	06/30/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2005	Issuer Bid	-19,400
06/30/2005	Conversion (General)	2,000
Totals		-17,400

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 07/06/2005 17:57:41
Last Updated: 07/06/2005 17:55:33

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	22,012,742	As at :	06/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-2,000		
Issued & Outstanding Closing Balance :	22,010,742		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2005	Conversion (General)	-2,000
Totals		-2,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2005 17:58:47
Last Updated:	07/06/2005 17:58:15

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	06/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2005 17:59:16
Last Updated:	07/06/2005 17:59:12

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	06/01/2005

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2005 17:59:49
Last Updated:	07/06/2005 17:59:44

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	06/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2005 18:00:18
Last Updated:	07/06/2005 18:00:14

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Canadian Utilities Limited
Symbol : CU.PR.A
Reporting Period: 06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 07/06/2005 18:01:03
Last Updated: 07/06/2005 18:00:56

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2005 18:01:31
Last Updated:	07/06/2005 18:01:27

Insider transaction detail - View details for issuer

2005-07-04 18:35 ET

Transactions sorted by : **Insider**
Issuer name : **Canadian Utilities (Starts with)**
Filing date range : **July 4, 2005 - July 4, 2005**

Issuer name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
511532	2005-06-03	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+3,000	64.0500	3,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
511534	2005-06-03	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,000		0						
511535	2005-06-10	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	64.2000	4,200						
511537	2005-06-10	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
511539	2005-06-17	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+3,800	66.3500	3,800						
511540	2005-06-17	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,800		0						
511543	2005-06-24	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	68.8000	4,200						
511544	2005-06-24	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
511546	2005-06-30	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	68.9800	4,200						
511547	2005-06-30	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						